FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC

12 March 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Group Performance Share Plan awards (Performance Year 2013)

Deferred awards under the Group Performance Share Plan ("GPSP Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2014 as a part of variable pay for the performance year ended 31 December 2013.

The GPSP Awards vested on 11 March 2019. The Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2013.

Directors

Name	Additional Shares issued in lieu of the 2018 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.2636 per Share2
John Flint	3,955	159,197	74,823
Marc Moses	11,823	475,857	223,653

Other PDMRs

Name	Additional Shares issued in lieu of the 2018 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.2636 per Share2
Samir Assaf	17,633	709,649	333,536
Peter Wong	9,067	364,930	54,740

1 At US$8.2417 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 21 and 27 February 2019, converted into USD.
2 Includes shares sold to cover withholding tax.

2.   Group Performance Share awards (Performance Year 2013)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2014 as a part of variable pay for the performance year ended 31 December 2013.

The Awards vested on 11 March 2019 and the following transactions took place in London.

Other PDMRs

Name	Additional Shares issued in lieu of the 2018 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.2636 per Share2
Patrick Burke	1,481	59,610	59,610
Paulo Maia	733	29,488	11,391
Noel Quinn	1,481	59,583	18,295
Antonio Simoes	1,601	64,418	30,277

1  At US$8.2417 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 21 and 27 February 2019, converted into USD.
2 Includes shares sold to cover withholding tax.

3.   Annual Incentive awards (Performance Year 2017)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc were granted in 2018 as a part of variable pay for the performance year ended 31 December 2017.

On 11 March 2019, the first tranche of the Awards granted in 2018 vested and the following transactions took place in London.

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £6.2636 per Share1
Patrick Burke	20,950	11,150
Paulo Maia	10,145	3,551
Charlie Nunn	9,807	4,610
Peter Wong	22,809	3,422

1  Includes shares sold to cover withholding tax.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	3,955	US$32,595.92
		Aggregated	US$8.242	3,955	US$32,595.92

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	159,197	£993,389.28
		Aggregated	£6.24	159,197	£993,389.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	74,823	£468,661.34
		Aggregated	£6.264	74,823	£468,661.34

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	11,823	US$97,441.62
		Aggregated	US$8.242	11,823	US$97,441.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	475,857	£2,969,347.68
		Aggregated	£6.24	475,857	£2,969,347.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	223,653	£1,400,872.93
		Aggregated	£6.264	223,653	£1,400,872.93

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	17,633	US$145,325.90
		Aggregated	US$8.242	17,633	US$145,325.90

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	709,649	£4,428,209.76
		Aggregated	£6.24	709,649	£4,428,209.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	333,536	£2,089,136.09
		Aggregated	£6.264	333,536	£2,089,136.09

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,481	US$12,205.96
		Aggregated	US$8.242	1,481	US$12,205.96

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	80,560	£502,694.40
		Aggregated	£6.24	80,560	£502,694.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	70,760	£443,212.34
		Aggregated	£6.264	70,760	£443,212.34

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	733	US$6,041.17
		Aggregated	US$8.242	733	US$6,041.17

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	39,633	£247,309.92
		Aggregated	£6.24	39,633	£247,309.92

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	14,942	£93,590.71
		Aggregated	£6.264	14,942	£93,590.71

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	9,807	£61,195.68
		Aggregated	£6.24	9,807	£61,195.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	4,610	£28,875.20
		Aggregated	£6.264	4,610	£28,875.20

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,481	US$12,205.96
		Aggregated	US$8.242	1,481	US$12,205.96

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	59,583	£371,797.92
		Aggregated	£6.24	59,583	£371,797.92

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	18,295	£114,592.56
		Aggregated	£6.264	18,295	£114,592.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Chief Executive, Global Private Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,601	US$13,194.96
		Aggregated	US$8.242	1,601	US$13,194.96

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	64,418	£401,968.32
		Aggregated	£6.24	64,418	£401,968.32

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	30,277	£189,643.02
		Aggregated	£6.264	30,277	£189,643.02

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	9,067	US$74,727.49
		Aggregated	US$8.242	9,067	US$74,727.49

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	387,739	£2,419,491.36
		Aggregated	£6.24	387,739	£2,419,491.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.26	58,162	£364,303.50
		Aggregated	£6.264	58,162	£364,303.50

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 12 March 2019